Exhibit 99.1

Summa Engineering Inc.

101 Park Avenue, Suite 490, Oklahoma City, OK 73102-7211	405 232 8338 office	214 242 2326 facsimile

Thursday, March 15, 2012

Steve Ensz
American Natural Energy Corp.
6100 S. Yale Avenue, Suite 300
Tulsa, OK 74136-1905

Reserve Report
Bayou Couba Field
Sections 12, 13 and 14-T15S-21E
St. Charles Parish, Louisiana

Steve,

In accordance with your request we have estimated the reserves and future revenue, as of December 31, 2011, to the American Natural Energy Corporation (ANEC) interest in certain oil and gas properties located in Bayou Couba Field, St. Charles Parish, Louisiana, as listed in the accompanying tabulations. This report has been prepared for filing with the U.S. Securities and Exchange-Commission.

	Net Reserves		Future Net Revenue, $US
	Oil	Gas		NPV
Category	barrels	mcf	Total	at 10%
Proved
Developed	82,465		4,981,070	3,531,670
Undeveloped	1,931,436	315,900	115,934,063	70,690,012
Total Proved 1P	2,013,901	315,900	120,915,133	74,221,682
Probable 2P	864,265		49,802,356	15,513,661
Possible 3P		30,827,031	52,526,115	27,179,510

The future reserves, revenues and values are estimated only. While the estimates presented are believed to be reasonable, they should be accepted with the understanding that they are an interpretation of the available date.

Sincerely,

/s/ R.L. Hilbun

R.L. Hilbun, P.E.

Specific Parameters:

Purpose –Prepared for the U.S. Securities and Exchange Commission according to Reg. § 210.4 -10. This same report is for the Canadian Security Administrators and meets the requirements for their National Instrument 51-101 for the constant prices and costs case.

Effective Date – December 31, 2011

Oil Pricing - The price is the average of the first reported price for each month of the reporting period. The U.S. Energy Information Administration is the source for this pricing data. The average price of $95.94 less $2.25 transportation cost or $93.69 per barrel was used. The price was not escalated.

Gas Pricing – The price is the average of the first reported price for each month of the reporting period. The U.S. Energy Information Administration is the source for this pricing data. The average price of $4.15 less $0.2758 or $3.87 per mcf was used. The price was not escalated.

Taxes -The appropriate state tax for oil and gas production are included. No other taxes are considered.

Operating Expenses – Producing wells are presently absorbing base operations of the field with an expense of $21.05 per barrel of oil. P2 and P3 were assigned an expense of $11.29 per barrel of oil. An expense of $1.27 per mcf was used. These expenses were then held constant.

Present Value Calculations – The net present value at 10 percent has been calculated. Composite discounted totals may not be identical to a summary of individual well economics.

Changes in this Report – The expense burdens and ownership have changed in this report and the ownership for wells may change with future activity. Start dates for future activity may have changed.

General Parameters, unless otherwise specified:

Judgments- The evaluation is based on engineering and geological data and interpretations and no particular consideration is given for any regulatory, legal or accounting situation. There are uncertainties inherent in the interpretation of engineering and geological data and our conclusions represent only informed professional judgments.

Estimations- The estimates included in this report should not be construed as exact quantities. The reserves and resources may or may not be recovered; if recovered, the resulting revenues and costs could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to the uncertainties of supply and demand, governmental regulation or other factors. Estimates of reserves may increase or decrease as a result of future operations.

Ownership- Summa Engineering Inc. was furnished the ownership information and has not examined the titles to the properties and has not confirmed the type or amount of interest owned. Summa Engineering Inc. is an independent petroleum engineering company and does not own an interest in these properties and is not employed on a contingent basis.

Gas Balancing- The estimates of reserves and future revenue do not include adjustments for the settlement of any gas volume and value imbalances resulting from over delivery or under delivery to the reported interest. The projections are based on the reported interest receiving its net revenue interest share of estimated future gross gas production.

Risk Factors – The decline curves and the accompanying single property forecast page have no risk factor applied. If a risk factor table of the probable and possible properties is included, then the risk factor is based on the information available or the lack thereof. If a risk factor table(s) of the proved developed producing and/or proved undeveloped properties are included, then the risk factors applied are estimated based on the following:

  Risk factors vary inversely with risk from 0.90 for little risk to 0.10 for highest risk.
  Length of the production history with risk increasing with shorter or no history.
  Less risk for consistency of production and conformity with accepted decline type curves.
  Greater risk for erratic production without explanation.
  Less risk for offset or area analog wells, but greater risk if these wells represent drainage for the subject well.
  Greater risk for properties with larger reserves or values.

Field Inspections- For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated any possible environmental liability related to the properties and our estimates do not include any costs that may be incurred due to such possible liability.

Electronically Transmitted Reports- Any digital document is intended to be substantively the same as the original signed document maintained by Summa Engineering Inc. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall supersede the digital document.

Definitions Of Reserves And Resources

Proved Reserves

Proved reserves are the estimated remaining quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be economically producible at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

Proved developed producing reserves are those reserves which are expected to be produced from existing completion intervals now open for production in existing wells.

Proved developed non-producing reserves are (1) those reserves expected to be produced from existing completion intervals in existing wells, but due to pending pipeline connections or other mechanical or contractual requirements hydrocarbon sales have not yet commenced, and (2) other non-producing reserves which exist behind the casing of existing wells, or at minor depths below the present bottom of such wells, which are expected to be produced through these wells in the predictable future, where the cost of making such oil and gas available for production should be relatively small compared to the cost of a new well.

Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.

Probable Reserves

Probable reserves are those reserves which geological and engineering data demonstrate to be potentially recoverable, but where some elements of risk or insufficient data prevent classification as proved.

Possible Reserves

Possible reserves are those speculative reserves estimated beyond proved and probable reserves where geologic and engineering data suggest the presence of additional reserves, but where the risk is relatively high.